File No. 70-9011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

__________________________________________
AMENDMENT NO. 5
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and address of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Cheryl M. Foley                       William T. Baker, Jr.
Vice President, General Counsel      Reid & Priest LLP
and Corporate Secretary              40 West 57th Street
Cinergy Corp.                        New York, New York
(address above)                      10019

The application-declaration as previously amended is further amended as follows:

1. The first two paragraphs of Item 1.B ("Proposed Modifications to Prior Orders") are restated in their entirety to read as follows:

     "At March 31, 1997, Cinergy's aggregate investment and consolidated retained earnings were approximately $496 million and approximately $1 billion, respectively.

     Accordingly, under the 50% Limitation, as of March 31, 1997 Cinergy could have invested only an additional $4 million in Exempt Projects. By contrast, if Cinergy had authority to invest in Exempt Projects in an amount equal to 100% of consolidated retained earnings, as of March 31, 1997, Cinergy could have invested an additional $504 million."/1/

                             SIGNATURE

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  January 30, 1998

                                      CINERGY CORP.



                                      By:   /s/William L. Sheafer
                                      Vice President & Treasurer


                                      CINERGY INVESTMENTS, INC.


                                      By:   /s/William L. Sheafer
                                             Treasurer


                              ENDNOTES

/1/ At September 30, 1997, Cinergy's aggregate investment and consolidated retained earnings were approximately $475 million and approximately $992 million, respectively. At this recent date, Cinergy had an aggregate investment in Midlands Electricity plc of approximately $463 million and an aggregate investment in EDESUR, S.A. of approximately $10 million. At September 30, 1997, Cinergy also had miscellaneous project developmental expenses in connection with certain other potential investments in FUCOs (i.e., not associated with either Midlands or EDESUR) aggregating approximately $2 million. The difference between the $463 million aggregate investment in Midlands at September 30, 1997 and the original $471 million aggregate investment in Midlands stems from (1) dividends received by Cinergy from Midlands and (2) adjustments to the short-term borrowing levels incurred by Cinergy to carry its investment in Midlands.